Exhibit 99.2

Updated Agenda incl Explanatory Notes Annual General Meeting 2022 of ASML Holding N.V. due to withdrawal and removal of agenda item 10

Agenda for the Annual General Meeting of ASML Holding N.V. (“ASML” or the “Company”) to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands, on Friday 29 April 2022, starting at 2.00 pm CET (the “AGM”).

1.	Opening	Non-voting

2.	Overview of the Company’s business, financial situation and sustainability	Non-voting

3.

Financial statements, results and dividend

a)  Advisory vote on the remuneration report for the Board of Management and the Supervisory Board for the financial year 2021

b)  Proposal to adopt the financial statements of the Company for the financial year 2021, as prepared in accordance with Dutch law

c)  Clarification of the Company’s reserves and dividend policy

d)  Proposal to adopt a dividend in respect of the financial year 2021

Voting item Voting item Non-voting Voting item

4.

Discharge

a)  Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2021

b)  Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2021

Voting items

5.	Proposal to approve the number of shares for the Board of Management	Voting item

6.	Proposal to amend the Remuneration Policy for the Board of Management	Voting item

7.

Composition of the Board of Management

a)  Notification of the intended reappointment of Mr. P.T.F.M. Wennink

b)  Notification of the intended reappointment of Mr. M.A. van den Brink

c)  Notification of the intended reappointment of Mr. F.J.M. Schneider-Maunoury

d)  Notification of the intended reappointment of Mr. C.D. Fouquet

e)  Notification of the intended reappointment of Mr. R.J.M. Dassen

Non-voting

8.

Composition of the Supervisory Board

a)  Notification of Supervisory Board vacancies

b)  Opportunity to make recommendations by the General Meeting

c)  Announcement of the Supervisory Board’s recommendation to reappoint Ms. T.L. Kelly and appoint Mr. A.F.M. Everke and Ms. A.L. Steegen as members of the Supervisory Board

d)  Proposal to reappoint Ms. T.L. Kelly as a member of the Supervisory Board

e)  Proposal to appoint Mr. A.F.M. Everke as a member of the Supervisory Board

f)   Proposal to appoint Ms. A.L. Steegen as a member of the Supervisory Board

g)  Composition of the Supervisory Board in 2023

Non-voting Non-voting Non-voting Voting item Voting item Voting item Non-voting

9.	Proposal to appoint KPMG Accountants N.V. as external auditor for the reporting years 2023 and 2024	Voting item

10.	~~Proposal to appoint Deloitte Accountants B.V. as external auditor for the reporting year 2025, in light of the mandatory external auditor rotation~~ WITHDRAWN AND REMOVED FROM THE AGENDA - please see the press release dated April 1, 2022 for further information	~~Voting item~~

11.	Proposal to amend the Articles of Association of the Company	Voting item

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12.

Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre-emption rights accruing to shareholders:

a)  Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances

b)  Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with the authorizations referred to in item 12 a)

Voting items

13.	Proposal to authorize the Board of Management to repurchase ordinary shares up to 10% of the issued share capital	Voting item

14.	Proposal to cancel ordinary shares	Voting item

15.	Any other business	Non-voting

16.	Closing	Non-voting

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Explanatory Notes to the Agenda

2.	Overview of the Company’s business, financial situation and sustainability [Non-voting item]

This agenda item includes an account of the Company’s business, financial situation and sustainability during the financial year 2021.

3.	Financial statements, results and dividend

This agenda item consists of three voting items and one non-voting item

a.	Advisory vote on the remuneration report for the Board of Management and the Supervisory Board for the financial year 2021 [Voting item]

The Company has prepared the remuneration report for the Board of Management and the Supervisory Board for the financial year 2021 in accordance with the statutory requirements. Pursuant to Dutch law, the 2021 remuneration report will be submitted to the General Meeting for an advisory vote. The 2021 remuneration report has been published as part of the 2021 Annual Report and is also published separately on the Company’s website (www.asml.com/agm2022).

b.	Proposal to adopt the financial statements of the Company for the financial year 2021, as prepared in accordance with Dutch law [Voting Item]

The Company has prepared two sets of financial statements, one based on accounting principles generally accepted in the United States of America (“US GAAP”), and one based on International Financial Reporting Standards (“IFRS”) and Dutch law.

For internal and external reporting purposes, the Company follows US GAAP. US GAAP is ASML’s primary accounting standard. However, the Company’s financial statements based on IFRS and Dutch law are the annual accounts that are required for Dutch statutory purposes and are being submitted to the General Meeting for adoption.

The Company has published two Annual Reports regarding the financial year 2021: the 2021 Annual Report including financial statements based on US GAAP on Form 20-F and the 2021 Annual Report including the financial statements based on IFRS and Dutch law. Both 2021 Annual Reports include a chapter on the Company’s corporate governance structure, including an account of the Company’s compliance with the Dutch Corporate Governance Code.

The 2021 Annual Report, including the financial statements based on IFRS and Dutch law, has been published on the Company’s website (www.asml.com/agm2022) and is also available via the Company.

c.	Clarification of the Company’s reserves and dividend policy [Non-voting item]

The Board of Management will explain the Company’s reserves and dividend policy as outlined in the Company’s 2021 Annual Report.

As part of ASML’s financial policy to return excess cash to shareholders through dividends and regularly timed share buybacks, the Company aims to distribute a dividend that will be growing over time, paid semi-annually.

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d.	Proposal to adopt a dividend in respect of the financial year 2021 [Voting item]

ASML intends to declare a total dividend for 2021 of €5.50 per ordinary share. Recognizing the interim dividend of €1.80 per ordinary share paid on 12 November 2021, this leads to a final dividend proposal to the General Meeting of €3.70 per ordinary share (for a total amount of approximately €1.5 billion). This is a 100% increase compared to the 2020 total dividend of €2.75 per ordinary share. The proposed total dividend represents 38% of earnings per share in 2021.

The ex-dividend date as well as the fixing date for the EUR / USD conversion is set at 3 May 2022. The record date is set at 4 May 2022. The dividend will be made payable on 12 May 2022.

4.	Discharge

This agenda item consists of two voting items

a.	Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2021 [Voting item]

It is proposed to discharge the members of the Board of Management in office in 2021 from all liability in relation to the exercise of their duties in the financial year 2021.

b.	Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2021 [Voting item]

It is proposed to discharge the members of the Supervisory Board in office in 2021 from all liability in relation to the exercise of their duties in the financial year 2021.

5.	Proposal to approve the number of shares for the Board of Management [Voting item]

This agenda item concerns the proposal to approve the number of ordinary shares available for the Board of Management. Furthermore, the Company proposes to the General Meeting to designate the Board of Management as the body authorized to issue the ordinary shares as mentioned below, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 12, and will be requested for the period starting from the AGM held on 29 April 2022 up to the AGM to be held in 2023.

The maximum available number of ordinary shares for the Board of Management members that the Company hereby submits for approval to the General Meeting amounts to 200,000 (two hundred thousand) ordinary shares for the abovementioned period.

The actual number of ordinary shares that will be granted to the Board of Management members will be determined in accordance with the performance share arrangement as incorporated in the Remuneration Policy for the Board of Management. The maximum available number of ordinary shares referred to in this agenda item should be considered as the maximum reservation that could be needed to execute the Remuneration Policy for the Board of Management in the abovementioned period.

For further information on the performance share arrangement for the Board of Management reference is made to the applicable Remuneration Policy.

6.	Proposal to amend the Remuneration Policy for the Board of Management [Voting item]

The current Remuneration Policy for the Board of Management (the “Remuneration Policy”) was adopted by the General Meeting at the 2021 AGM and builds on the Remuneration Policy that was developed since 2017, when the last major revision took place. Since that time, only limited adjustments have been implemented, mainly to reflect the increased size of ASML, in order to remain competitive compared to the chosen labor market.

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ASML has a practice to conduct a remuneration benchmark every two years, which may be followed by the implementation of certain changes to the remuneration policy, and to consider the need for more fundamental changes in the fourth year after a major revision. In line with that practice, the next major revision after the 2017 policy review would have been in 2021. However, due to the COVID-19 pandemic, it was decided to only carry out a new benchmarking at that time, and consider any further, more fundamental changes in 2022. Therefore, five years after the last major revision in 2017, the Supervisory Board considered a more fundamental revision due for 2022, to evaluate to what extent a more comprehensive adjustment would be appropriate.

In these five years, ASML has grown significantly in terms of revenue, headcount and market capitalization, among other things. Apart from these numbers, with its growth, ASML has become a true global player, not just in the semiconductor industry, but in the world at large. Not only ASML has changed during this time, but also the context in which it operates. Society and ASML’s stakeholders have different expectations compared to five years ago. Given its position in the world, ASML has a responsibility to live up to, which is reflected in its future aspirations, and which go beyond financial growth. Given this new context and position, the Remuneration Committee and the Supervisory Board, after due consideration, concluded that an amendment of the Remuneration Policy was desirable to reflect the growth and strategic objectives of the Company.

The Supervisory Board, upon recommendation of the Remuneration Committee, therefore proposes to amend the Remuneration Policy. If adopted, the amended Remuneration Policy will be effective as per 1 January 2022.

The proposal to amend the Remuneration Policy is made following an extensive consultation with shareholders and other stakeholders. The Works Council of ASML Netherlands B.V. (the “Works Council”) has been timely provided with the opportunity to determine its position and provide advice on the proposed amendment of the Remuneration Policy. Reference is made to the document “Stakeholder feedback on the proposal to amend the Remuneration Policy of the Board of Management of ASML Holding N.V.” which is available on ASML’s website (www.asml.com/agm2022).

For the full text of the proposed Remuneration Policy including the Rationale, reference is made to the Remuneration Policy for the Board of Management (version 2022) as published on ASML’s website (www.asml.com/agm2022).

7.	Composition of the Board of Management [Non-voting item]

This agenda item consists of five non-voting items

Mr. P.T.F.M. (Peter) Wennink, Mr. M.A. (Martin) van den Brink, Mr. F.J.M. (Frédéric) Schneider-Maunoury, Mr. C.D. (Christophe) Fouquet and Mr. R.J.M. (Roger) Dassen have indicated that they are available for reappointment after the completion of their current term.

The Supervisory Board announces that it intends to nominate Mr. Wennink, Mr. Van den Brink, Mr. Schneider-Maunoury, Mr. Fouquet and Mr. Dassen for reappointment as a member of the Board of Management per the date of the 2022 AGM.

a.	Notification of the intended reappointment of Mr. P.T.F.M. Wennink [Non-voting item]

The Supervisory Board appointed Mr. Wennink as a member of the Company’s Board of Management as per 1 July 1999. Mr. Wennink’s current appointment term will end per the AGM of 29 April 2022.

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The Supervisory Board intends to reappoint Mr. Wennink in view of his performance over the past years, especially as the Company’s President and Chief Executive Officer since 2013. Given his valuable contribution, the Supervisory Board is of the opinion that ASML will continue to benefit from Mr. Wennink’s membership of ASML’s Board of Management. The reappointment of Mr. Wennink will be for a consecutive period of two years, subject to notification to the AGM on 29 April 2022. Pursuant to the Company’s Articles of Association, Mr. Wennink’s two-year term will commence per the AGM to be held on 29 April 2022 and will expire effective per the AGM to be held in 2024. If both parties so decide, the appointment term may be further extended for consecutive periods, each with a maximum of four years.

Mr. Wennink was born in 1957 and has the Dutch nationality. Mr. Wennink joined ASML in 1999 as Executive Vice President and Chief Financial Officer, and was appointed as member of the Board of Management of ASML per 1 July 1999. Per 1 July 2013 Mr. Wennink was appointed as President and Chief Executive Officer of the Company. Mr. Wennink has an extensive background in finance and accounting. Prior to joining the Company, Mr. Wennink was a partner at Deloitte Accountants B.V., specializing in the high technology industry with an emphasis on the semiconductor industry. Mr. Wennink is currently the Chairman of the Supervisory Board of the Eindhoven University of Technology and the Eindhoven Circle of Manufacturers, Vice-Chairman of the Board of the FME-CWM (the employer’s organization for the technology industry in the Netherlands) and a member of the Board of Captains of Industry Eindhoven Region. Furthermore, Mr. Wennink is council member of Top Consortium for Knowledge and Innovation (High tech Systems & Materials) TKI HTS&M, member of the Advisory Committee of the Dutch National Growth Fund and a member of the Circle of Influence of Startup Delta. He is also a member of the Royal Dutch Association of Accountants.

Below is an overview of the most important elements of Mr. Wennink’s management services agreement, including his remuneration package. The management services agreement is in accordance with the Dutch Corporate Governance Code. The remuneration package is also in accordance with the applicable Remuneration Policy, including the performance criteria.

Base salary	:	EUR 1,020,000 gross.

Short Term Incentive	:	In accordance with the cash incentive included in the applicable Remuneration Policy.

Long Term Incentive	:	In accordance with the performance share arrangement as included in the applicable Remuneration Policy.

Pension	:	Individual policy under a defined contribution plan (total annual premium FY 2022 equals approximately EUR 209,807 of which the employee’s contribution to the premium is approximately EUR 3,861).

Severance payment	:	One year base salary (gross).

Appointment term	:	Two-year term, with the possibility of reappointment.

b.	Notification of the intended reappointment of Mr. M.A. van den Brink [Non-voting item]

The Supervisory Board appointed Mr. Van den Brink as a member of the Company’s Board of Management as per 1 July 1999. Mr. Van den Brink’s current appointment term will end per the AGM of 29 April 2022.

The Supervisory Board intends to reappoint Mr. Van den Brink in view of his performance over the past years, especially as the Company’s President and Chief Technology Officer since 2013. Given his valuable contribution, the Supervisory Board is of the opinion that ASML will continue to benefit from Mr. Van den Brink’s membership of ASML’s Board of Management. The reappointment of Mr. Van den Brink will be for a consecutive period of two years, subject to notification to the AGM on 29 April 2022. Pursuant to the Company’s Articles of Association, Mr. Van den Brink’s two-year term will commence per the AGM to be held on 29 April 2022 and will expire effective per the AGM to be held in 2024. If both parties so decide, the appointment term may be further extended for consecutive periods, each with a maximum of four years.

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Mr. Van den Brink was born in 1957 and has the Dutch nationality. Mr. Van den Brink joined the Company when it was founded in 1984. As Vice President Technology since 1995, Executive Vice President and member of the Board of Management since 1999 and President and Chief Technology Officer since 1 July 2013, he has led ASML’s product and technology development to breakthrough innovations such as the Twinscan platform, immersion lithography and 0.33 NA and 0.55 NA EUV technology, taking ASML to its current position.

Below is an overview of the most important elements of Mr. Van den Brink’s management services agreement, including his remuneration package. The management services agreement is in accordance with the Dutch Corporate Governance Code. The remuneration package is also in accordance with the applicable Remuneration Policy, including the performance criteria.

Base salary	:	EUR 1,020,000 gross.

Short Term Incentive	:	In accordance with the cash incentive included in the applicable Remuneration Policy.

Long Term Incentive	:	In accordance with the performance share arrangement as included in the applicable Remuneration Policy.

Pension	:	Individual policy under a defined contribution plan (total annual premium FY 2022 equals approximately EUR 209,807 of which the employee’s contribution to the premium is approximately EUR 3,861).

Severance payment	:	One year base salary (gross).

Appointment term	:	Two-year term, with the possibility of reappointment.

c.	Notification of the intended reappointment of Mr. F.J.M. Schneider-Maunoury [Non-voting item]

The Supervisory Board appointed Mr. Schneider-Maunoury as a member of the Company’s Board of Management as per 24 March 2010. Mr. Schneider-Maunoury’s current appointment term will end per the AGM of 29 April 2022.

The Supervisory Board intends to reappoint Mr. Schneider-Maunoury in view of his performance as the Company’s Executive Vice President and Chief Operations Officer and member of the Board of Management over the past twelve years. Given his valuable contribution, the Supervisory Board is of the opinion that ASML will continue to benefit from Mr. Schneider-Maunoury’s membership of ASML’s Board of Management. The reappointment of Mr. Schneider-Maunoury will be for a consecutive period of four years, subject to notification to the AGM on 29 April 2022. Pursuant to the Company’s Articles of Association, Mr. Schneider-Maunoury’s four year term will commence per the AGM to be held on 29 April 2022 and will expire effective per the AGM to be held in 2026. If both parties so decide, the appointment term may be further extended for consecutive periods, each with a maximum of four years.

Mr. Schneider-Maunoury was born in 1961 and has the French nationality. Mr. Schneider-Maunoury has had various functions during his career and has gained worldwide business and operational experience in the high-value equipment industry. As Chief Operations Officer, Mr. Schneider-Maunoury is, amongst others, responsible for the successful execution of the Company’s fundamental operating strategy.

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Below is an overview of the most important elements of Mr. Schneider-Maunoury’s management services agreement, including his remuneration package. The management services agreement is in accordance with the Dutch Corporate Governance Code. The remuneration package is also in accordance with the applicable Remuneration Policy, including the performance criteria.

Base salary	:	EUR 694,000 gross.

Short Term Incentive	:	In accordance with the cash incentive included in the applicable Remuneration Policy.

Long Term Incentive	:	In accordance with the performance share arrangement as included in the applicable Remuneration Policy.

Pension	:	Individual policy under a defined contribution plan (total annual premium FY 2022 equals approximately EUR 144,868 of which the employee’s contribution to the premium is approximately EUR 3,861).

Severance payment	:	One year base salary (gross).

Appointment term	:	Four-year term, with the possibility of reappointment.

d.	Notification of the intended reappointment of Mr. C.D. Fouquet [Non-voting item]

The Supervisory Board appointed Mr. Fouquet as a member of the Company’s Board of Management as per 25 April 2018. Mr. Fouquet’s current appointment term will end per the AGM of 29 April 2022.

The Supervisory Board intends to reappoint Mr. Fouquet in view of his performance as the Company’s Executive Vice President EUV over the past four years as well as his broad and deep technology and business experience. Given his valuable contribution, the Supervisory Board is of the opinion that ASML will continue to benefit from Mr. Fouquet’s membership of ASML’s Board of Management. The reappointment of Mr. Fouquet will be for a consecutive period of four years, subject to notification to the AGM on 29 April 2022. Pursuant to ASML’s Articles of Association, Mr. Fouquet’s term will commence as per the AGM to be held on 29 April 2022 and will expire effective the AGM to be held in 2026. If both parties so decide, the appointment term may be further extended for consecutive periods, each with a maximum of four years.

Mr. Fouquet was born in 1973 and has the French nationality. Mr. Fouquet joined ASML in 2008 and has held several positions at the Company. From 2013 until 2018 Mr. Fouquet was the Executive Vice President of the Applications business. Since his appointment as member of the Board of Management in 2018 Mr. Fouquet has been Executive Vice President EUV. Prior to joining the Company, Mr. Fouquet worked at semiconductor equipment peers KLA Tencor and Applied Materials.

Below is an overview of the most important elements of Mr. Fouquet’s management services agreement, including his remuneration package. The management services agreement is in accordance with the Dutch Corporate Governance Code. The remuneration package is also in accordance with the applicable Remuneration Policy, including the performance criteria.

Base compensation	:	EUR 694,000 gross.

Short Term Incentive	:	In accordance with the cash incentive included in the applicable Remuneration Policy.

Long Term Incentive	:	In accordance with the performance share arrangement as included in the applicable Remuneration Policy.

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Pension	:	Individual policy under a defined contribution plan (total annual premium FY 2022 equals approximately EUR 82,126 of which the employee’s contribution to the premium is approximately EUR 3,861).

Severance payment	:	One year base salary (gross).

Appointment term	:	Four-year term, with the possibility of reappointment.

e.	Notification of the intended reappointment of Mr. R.J.M. Dassen [Non-voting item]

The Supervisory Board appointed Mr. Dassen as a member of the Company’s Board of Management as per 1 June 2018. Mr. Dassen’s current appointment term will end per the AGM of 29 April 2022.

The Supervisory Board intends to reappoint Mr. Dassen in view of his performance as Executive Vice President and Chief Financial Officer as well as his deep financial expertise and broad managerial experience. The Supervisory Board is of the opinion that ASML will continue to benefit from Mr. Dassen’s membership of ASML’s Board of Management. The reappointment of Mr. Dassen will be for a consecutive period of four years, subject to notification to the AGM on 29 April 2022. Pursuant to ASML’s Articles of Association, Mr. Dassen’s term will commence as per the AGM to be held on 29 April 2022 and will expire effective the AGM to be held in 2026. If both parties so decide, the appointment term may be further extended for consecutive periods, each with a maximum of four years.

Mr. Dassen was born in 1965 and has the Dutch nationality. Mr. Dassen was appointed Executive Vice President and CFO and member of the Board of Management as per 1 June 2018. Previously, Mr. Dassen served as Global Vice Chair and member of the Executive Board of Deloitte Touche Tohmatsu Limited, having been CEO of Deloitte Holding B.V. Since his appointment in 2018 Mr. Dassen served as Chief Financial Officer on the Board of Management of the Company. Mr. Dassen holds a master’s in Economics and Business Administration, a post-master’s in Auditing, and a PhD in Business Administration, all from the University of Maastricht. He is Professor of Auditing at the Free University Amsterdam, and sits on the Supervisory Board of the Dutch National Bank. He is also the Chair of the Supervisory Board of Maastricht University Medical Center+ and member of Stichting Brainport.

Below is an overview of the most important elements of Mr. Dassen’s management services agreement, including his remuneration package. The management services agreement is in accordance with the Dutch Corporate Governance Code. The remuneration package is also in accordance with the applicable Remuneration Policy, including the performance criteria.

Base compensation	:	EUR 694,000 gross.

Short Term Incentive	:	In accordance with the cash incentive included in the applicable Remuneration Policy.

Long Term Incentive	:	In accordance with the performance share arrangement as included in the applicable Remuneration Policy.

Pension	:	Individual policy under a defined contribution plan (total annual premium FY 2022 equals approximately EUR 119,050 of which the employee’s contribution to the premium is approximately EUR 3,861).

Severance payment	:	One year base salary (gross).

Appointment term	:	Four-year term, with the possibility of reappointment

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8.	Composition of the Supervisory Board

This agenda item consists of three voting items and four non-voting items

a.	Notification of Supervisory Board vacancies [Non-voting item]

As announced at the AGM held on 29 April 2021, the Supervisory Board gives notice of the fact that Ms. T.L. (Terri) Kelly and Mr. J.M.C. (Hans) Stork will retire by rotation per the date of the 2022 AGM. Ms. Kelly has indicated that she will be available for reappointment. Mr. Stork has informed the Supervisory Board that he will not be available for reappointment after the completion of his current term.

In addition to the vacancies that arise upon the retirement by rotation of Ms. Kelly and Mr. Stork, the Supervisory Board gives notice of its intention to nominate another candidate as a member of the Supervisory Board as per the AGM, thereby increasing the number of members of the Supervisory Board to nine members. The rationale behind the extension of the Supervisory Board is that the Supervisory Board considers it desirable to add an additional member with a background and experience in semiconductor technology and the semiconductor industry, given the growth of the Company in size and complexity, as well as in view of the Supervisory Board’s rotation schedule.

b.	Opportunity to make recommendations by the general meeting [Non-voting item]

At the 2021 AGM the Supervisory Board gave notice of the vacancies that would arise upon the retirement by rotation of Ms. Kelly and Mr. Stork and shareholders were given the opportunity to make recommendations for appointment of candidates to these vacancies. With respect to the additional vacancy as set out above, the General Meeting will be given the opportunity to make recommendations for appointment of candidates for this new position, thereby taking into account the profile of the Supervisory Board as most recently adopted during the 2019 AGM and as published on the Company’s website (www.asml.com).

The Works Council has an enhanced right to recommend persons for nomination to the Supervisory Board for up to one-third of its members. With the increase of the number of Supervisory Board members to nine, the enhanced recommendation right of the Works Council also applies to this new vacancy. The Works Council has used its enhanced recommendation right for this new vacancy.

c.	Announcement of the Supervisory Board’s recommendation to reappoint Ms. T.L. Kelly and appoint Mr. A.F.M. Everke and Ms. A.L. Steegen as members of the Supervisory Board [Non-voting item]

The Supervisory Board announces that it intends to nominate Ms. Kelly for reappointment and Mr. A.F.M. (Alexander) Everke and Ms. A.L. (An) Steegen for appointment as members of the Supervisory Board per the date of the 2022 AGM.

The nomination of Ms. Kelly and Ms. Steegen is based on the enhanced recommendation right of the Works Council.

d.	Proposal to reappoint Ms. T.L. Kelly as a member of the Supervisory Board [Voting item]

Ms. Kelly was first appointed as a member of the Company’s Supervisory Board in 2018. Currently, she is the Chair of the Remuneration Committee and a member of the Selection and Nomination Committee.

Ms Kelly was born in 1961 and has the American nationality. Ms Kelly is currently a member of the Board of Directors of United Rentals inc. and is Trustee of the Nemour Foundation, and the Unidel Foundation. Furthermore, Ms. Kelly is Vice-Chair of the University of Delaware. Ms. Kelly holds a bachelor of science degree in Mechanical Engineering from the University of Delaware.

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Ms. Kelly does not hold any shares in the capital of the Company.

Ms Kelly’s initial appointment was based on the enhanced recommendation right of the Works Council and the Works Council also used its enhance recommendation right for the current nomination of Ms. Kelly. The Works Council has been timely provided with the opportunity to determine its position in this respect. The Supervisory Board nominates Ms. Kelly for reappointment as a member of the Supervisory Board not only because of the recommendation made by the Works Council, but also because of her background and experience as CEO in an innovative, multinational business with a long term orientation, as well as her experience in the area of organizational and leadership development. Ms. Kelly fits very well in the profile drafted for this position, and the Supervisory Board expects to continue benefitting from Ms. Kelly´s extensive experience.

Ms. Kelly’s appointment will be for a term of four years in accordance with the Company’s Articles of Association.

If the General Meeting resolves to reappoint Ms. Kelly, the reappointment will be effective per the AGM on 29 April 2022.

e.	Proposal to appoint Mr. A.F.M. Everke as a member of the Supervisory Board [Voting item]

Mr. Everke was born in 1963 and has the German nationality. Currently, Mr. Everke is the CEO of ams-OSRAM AG, a position he has held since March 2016, after having joined ams AG in October 2015. Mr. Everke started his career in the semiconductor industry in 1991 as the Marketing Manager and Director with Siemens. In 1996, he joined Siemens’ spinoff, Infineon, where he held various management positions. From 2006 until 2015, Mr. Everke worked at NXP Semiconductors, where he took on various leadership roles both in the UK as well as in The Netherlands.

Mr. Everke holds a master degree in Business Administration, International Business from the Hochshule Bochum, Germany and a master’s degree Electrical Engineering from the Ruhr-Universitat Bochum, Germany

In view of Mr. Everke’s extensive general management and semiconductor experience, the Supervisory Board is of the opinion that Mr. Everke fits very well in the Supervisory Board profile for this position. The Supervisory Board expects that it will benefit from his knowledge, experience and leadership capabilities, especially given his general management experience as well as his experience in the semiconductor industry in various companies.

Mr. Everke does not hold any shares in the capital of the Company.

The appointment of Mr. Everke will be for a term of four years in accordance with the Company’s articles of association.

The General Meeting has not made any recommendations for the filling of this vacancy and the Works Council has not recommended any candidate to fill this position either. The Works Council has been timely provided with the opportunity to determine its position on the nomination of Mr. Everke for appointment as a member of the Supervisory Board and has notified the Supervisory Board that it is in favor thereof.

If the General Meeting resolves to appoint Mr. Everke, the appointment will be effective per the AGM on 29 April 2022.

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f.	Proposal to appoint Ms. A.L. Steegen as a member of the Supervisory Board [Voting item]

Ms. Steegen was born in 1971 and has the Belgian nationality. Currently, Ms. Steegen is the co-CEO and member of the Board of Directors of Barco NV, a position she has held since October 2021.

Prior to her current role, Ms. Steegen was R&D director IBM Semiconductor from 2000 until 2010, where she fulfilled several technical management roles and was in charge of IBM’s International Semiconductor Development Alliance partnership with various chip makers . In 2010, Ms. Steegen joined research institute imec in Belgium as Executive Vice President responsible for the Semiconductor Technology & Systems. After that, from 2018 until September 2021, Ms. Steegen was the Chief Technology Officer and Executive Vice President Electronic and Electro-Optical Materials at Umicore.

Ms. Steegen holds a Ph.D. in Material Science and Electrical Engineering from the Catholic University of Leuven, Belgium.

In view of Ms. Steegen’s extensive management level and semiconductor experience, the Supervisory Board is of the opinion that Ms. Steegen fits very well in the Supervisory Board profile for this position. The Supervisory Board is convinced that it will benefit from her knowledge, experience and leadership capabilities, especially given her experience in the semiconductor industry in various organizations.

Ms. Steegen does not hold any shares in the capital of the Company.

The nomination for appointment of Ms. Steegen is based on the enhanced recommendation right of the Works Council. The Works Council has been timely provided with the opportunity to determine its position in this respect. The Supervisory Board intends to nominate Ms. Steegen for appointment as a member of the Supervisory Board not only because of the preference the Works Council has expressed with respect to her appointment, but also because of her extensive management and semiconductor experience. The Supervisory Board is of the opinion that Ms. Steegen fits very well in the Supervisory Board profile for this position. The Supervisory Board is convinced that it will benefit from her knowledge, experience and leadership capabilities, especially given her experience in the semiconductor industry in various companies.

The appointment of Ms. Steegen will be for a term of four years in accordance with the Company’s articles of association.

If the General Meeting resolves to appoint Ms. Steegen, the appointment will be effective per the AGM on 29 April 2022.

g.	Composition of the Supervisory Board in 2023 [Non-voting item]

The Supervisory Board gives notice that the following persons will be retiring by rotation per the AGM to be held in 2023:

•	Mr. G.J. Kleisterlee

•	Mr. R.D. Schwalb

9.	Proposal to appoint KPMG Accountants N.V. as external auditor for the reporting years 2023 and 2024 [Voting Item]

In 2021, the Audit Committee conducted an independent assessment of the performance of the Company’s external auditor, KPMG Accountants N.V., over the past year. The assessment was conducted by means of a survey, which was completed by the various corporate functions within the Company who work with the external auditor during the audit, and by the Audit Committee. The survey addressed among others the quality, scope and planning of the audit and the independence and reporting of the external auditor. The outcome of the survey was positive. As a result, the Audit Committee recommended to the Supervisory Board to again appoint KPMG Accountants N.V. as external auditor.

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Given that the Supervisory Board, per the recommendation of the Audit Committee, will propose to the General Meeting under agenda item 10 to appoint Deloitte Accountants B.V. as the Company’s external audit firm effective per the reporting year 2025, the Audit Committee and the Supervisory Board considered it desirable to appoint KPMG Accountants N.V. for a term of two years, being the reporting years 2023 and 2024.

The Supervisory Board decided to follow the recommendation of its Audit Committee, and proposes to appoint KPMG Accountants N.V. as the Company’s external auditor for the reporting years 2023 and 2024.

10.

~~Proposal to appoint Deloitte Accountants B.V. as external auditor for the reporting year 2025, in light of the mandatory external auditor rotation [Voting Item]~~ WITHDRAWN AND REMOVED FROM THE AGENDA please see the press release dated April 1, 2022 for further information

~~KPMG Accountants N.V. has been ASML’s external auditor since the reporting year 2016. In anticipation of the mandatory external auditor rotation and due to the fact that the current lead audit partner, for independence reasons, can only stay in this role until and including the reporting year 2024, the Supervisory Board, upon recommendation of the Audit Committee, proposes to appoint a new external auditor effective per the 2025 reporting year.~~

~~The Audit Committee considered it important to start with the preparations and selection process in a timely manner, given the limited number of audit firms available. In addition, the Audit Committee considered it essential to have sufficient time for on-boarding the new external audit firm and for transferring any non-audit services currently performed by the newly appointed external audit firm.~~

~~The Audit Committee started the selection process in September 2021 and established a separate Committee (the “Selection Committee”) to make recommendations with regard to the selection of the external audit firm. The Selection Committee met frequently during this process. The chairman of the Audit Committee acted as chairman of the Selection Committee. The other two members of the Audit Committee, the CFO and Executive Vice President Finance were also part of the Selection Committee. The Corporate Chief Accountant participated in the Selection Committee as a non-voting member. The Selection Committee invited the other three ‘big four’ audit firms (other than the existing audit firm), as well as one second tier audit firm, to participate in the selection process. The three ’big four’ audit firms decided to participate in the selection process. After conducting a series of interviews, as well as two presentation rounds, in which the participating firms were offered the opportunity to present themselves and their audit proposals, the Selection Committee evaluated the participating audit firms based on certain pre-defined selection criteria, such as the planned involvement of experts, the ‘fit’ with the audit partner and the audit team, the level of innovation in audit approach, the experience with the high tech industry, quality and reference rating, the international network of the audit firm, the onboarding strategy, the competitiveness of the audit fee as well as proposal documentation and presentations provided by the invited audit firms.~~

~~The Selection Committee concluded that Deloitte Accountants B.V. (“Deloitte”) was the preferred audit firm, with PricewaterhouseCoopers Accountants N.V. as runner up, considering the above mentioned selection criteria, proposal documents and presentations. The Audit Committee subsequently recommended Deloitte as the preferred candidate. The Supervisory Board decided to follow the Audit Committee’s recommendation and proposes to appoint Deloitte as ASML’s external auditor for the reporting year 2025.~~

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11.	Proposal to amend the Articles of Association of the Company [Voting item]

Since the last change of the Articles of Association of the Company in 2012, various changes in applicable laws and regulations have come into force that allow amendments to the Articles of Association. The proposed amendments reflect those changes in laws and regulations. Furthermore, some amendments are proposed to simplify the Articles of Association and apply amendments of a technical nature. The most important proposed amendments are set-out below.

Capital structure

Removal of the class of ordinary shares B. The Articles of Association provide for ordinary shares B. Currently no ordinary shares B are outstanding and the ability for shareholders to request issuance of ordinary shares B lapsed in 2013. It is therefore proposed to remove the ordinary class B shares and the provisions relating to such shares.

Voting right per share. With the removal of the ordinary shares B class of shares, all shares will have the same nominal value and thus identical voting rights. It is therefore proposed that each share will carry one vote. This will simplify voting procedures at general meetings.

Supervisory Board and Board of Management

Conflict of Interest. It is proposed to align the conflicts of interest provision for the Board of Management and the Supervisory Board with the current Dutch law provisions.

Prevented from acting or failing to act. It is expected that in 2022, Dutch legislation will enter into force which will require the Company to include a provision in the Articles of Association on how the duties and responsibilities of the Supervisory Board will be taken care of if all Supervisory Board positions are vacant or if all Supervisory Board members are prevented from acting. It is also proposed to amend the provisions relating to prevention or inability to act for Board of Management to align with the above mentioned Dutch legislation that is expected to enter into force in 2022. Changes serve to clarify how to deal with members of the Board of Management that are prevented from acting (for instance due to illness).

Other

Dividend. It is proposed to clarify that dividends can also be paid in kind (in addition to cash or stock dividend) and to include a provision that the Board of Management, with the approval of the Supervisory Board, can resolve to pay an interim dividend in the form of shares or in kind. With respect to the benchmark for preference shares dividend, it is proposed to include an alternative interest benchmark which can be applied in the event that Euribor is no longer available as benchmark.

Because in the Board of Management’s view no material amendments are proposed, all proposed amendments will be handled in one agenda item.

The Supervisory Board has granted its approval for the amendment of the Articles of Association.

A triptych of the Articles of Association, including the existing text, the proposed changes and an explanation thereto, both in the English and the Dutch language, is published on ASML’s website (www.asml.com/agm2022) and is available for inspection at the offices of the Company until the AGM is held.

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The resolution to amend the Articles of Association also includes the authorization of each Board of Management member as well as each lawyer and paralegal practicing with De Brauw Blackstone Westbroek N.V. to execute the notarial deed of amendment to the Articles of Association.

12.

Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre-emption rights accruing to shareholders

This agenda item consists of two voting items:

a.

Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. [Voting item]

It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 29 April 2022 up to and including 29 October 2023) and subject to the approval of the Supervisory Board, to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. In both cases, the authorization is limited to a maximum of 5% of ASML’s issued share capital as per 29 April 2022. If this authorization is approved by the General Meeting, the existing authorization as granted per 29 April 2021 will cease to apply.

b.	Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with the authorizations referred to in item 12 a). [Voting item]

It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 29 April 2022 up to and including 29 October 2023) and subject to the approval of the Supervisory Board, to restrict or exclude pre-emption rights in relation to the issue of ordinary shares or the granting of rights to subscribe for ordinary shares as described under a. Pursuant to the Company’s Articles of Association, if less than 50% of the issued capital is represented, this proposal can only be adopted by a majority of at least two-thirds of the votes cast. If 50% or more of the issued capital is represented, a simple majority is sufficient to adopt this proposal. If this authorization is approved by the General Meeting, the existing authorization as granted per 29 April 2021 will cease to apply.

This is an annually recurring agenda item because the Board of Management considers it in the interest of the Company and its shareholders to be able to react in a timely manner when certain opportunities arise that require the issue of shares. Therefore, the Board of Management would like to have the authority to issue shares when such occasions occur, and to exclude the pre-emption rights in situations where it is imperative to be able to act quickly, without having to request the prior approval of the Company’s shareholders, for which an extraordinary shareholders’ meeting would have to be convened which would take valuable time or could create disruptive market speculations.

In the past, this agenda item was for example used in relation to acquisitions. The opportunity to enter into this type of transaction may be limited if ASML needs to request prior approval to issue shares and/or exclude shareholders’ pre-emption rights.

Introduction to agenda items 13 and 14:

ASML aims to have flexibility in the execution of a return of capital to its shareholders. To enable such flexibility, ASML requests the General Meeting to mandate further share repurchases as well as to further authorize cancellation of ordinary shares to be able to execute share buyback programs, if the Company decides to do so.

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As part of ASML’s financial policy to return excess cash to shareholders through dividends and regularly timed share buybacks, the Company announced on 21 July 2021 a share buyback program to be executed within the 2021 - 2023 time frame. As part of this program, ASML intends to repurchase shares up to €9 billion. ASML intends to cancel these shares after repurchase, with the exception of up to 0.45 million shares which will be used to cover employee equity plans. This share buyback program started on 22 July 2021. The share buyback program will be executed within the limitations of the authority granted by the General Meeting from time to time.

13.	Proposal to authorize the Board of Management to repurchase ordinary shares up to 10% of the issued share capital [Voting item]

It is proposed to renew the authorization of the Board of Management to repurchase ordinary shares for a period of 18 months effective per 29 April 2022 up to and including 29 October 2023. Provided that the General Meeting grants this new authorization, the existing authorization to repurchase ordinary shares will cease to apply.

In order to realize share buybacks and to have further flexibility in the execution of a return of capital to the shareholders, it is proposed to authorize the Board of Management for a period of 18 months from 29 April 2022, to acquire—subject to the approval of the Supervisory Board—ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (29 April 2022), for valuable consideration, on Euronext Amsterdam (“Euronext Amsterdam”) or the NASDAQ Stock Market LLC (“NASDAQ”), or otherwise, at a price between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market price of these ordinary shares on Euronext Amsterdam or NASDAQ; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on NASDAQ.

If this authorization is approved by the General Meeting, the existing authorization will cease to apply.

Provided that the General Meeting grants this authorization, the Company may repurchase its issued ordinary shares at any time during this 18-month period. Repurchased ordinary shares will be cancelled on a regular basis, provided that the General Meeting resolves to cancel these ordinary shares (agenda item 14).

Any repurchase of shares is subject to the approval of the Supervisory Board.

14.	Proposal to cancel ordinary shares [Voting item]

As outlined above, the number of ordinary shares ASML may at any time hold in its own capital may not exceed 10% of the issued share capital at the date of the authorization (29 April 2022).

It is proposed to the General Meeting to cancel any or all ordinary shares in the share capital of the Company held or repurchased by the Company under the authorization referred to under agenda item 13, to the extent that such ordinary shares are not used to cover obligations under employee equity plans. This cancellation may be executed in one or more tranches. The number of ordinary shares that will be cancelled (whether or not in a tranche) will be determined by the Board of Management, but may not exceed 10% of the issued share capital at 29 April 2022. Pursuant to the relevant statutory provisions, cancellation may not be effected until two months after the resolution to cancel has been adopted and publicly announced (this will apply to each tranche).

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